UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-38145

Fury Gold Mines Limited
(Translation of registrant's name into English)

1630-1177 West Hastings Street
Vancouver, BC, V6E 2K3 Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [   ]      Form 40-F [ X ]

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press Release dated August 25, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fury Gold Mines Limited
(Registrant)

Date: August 25, 2026	/s/ Phil van Staden
Phil van Staden
Chief Financial Officer